CRYOPORT, INC.

20382 Barents Sea Circle

Lake Forest, California 92630

June 20, 2012

Via Edgar and Facsimile to (703) 813-6968

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Mail Stop 4631

Attn: Ms. Pamela A. Long, Assistant Director

RE:	CryoPort, Inc.
Registration Statement on Form S-1
File No. 333-180326

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 04:00 p.m., Eastern Time, on Thursday, June 21, 2012, or as soon thereafter as reasonably practicable. By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act.

In this regard, the undersigned acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRYOPORT, INC.

/S/ ROBERT STEFANOVICH
Robert Stefanovich Chief Financial Officer and Principal Executive Officer